EXHIBIT 99.1

Forward-Looking Statements

This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;

•	changes in seaborne and other transportation patterns;

•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;

•	changes in the number of newbuildings under construction in the drybulk shipping industry;

•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;

•	the aging of our fleet and increases in operating costs;

•	changes in our ability to complete future, pending or recent acquisitions or dispositions;

•	our ability to achieve successful utilization of our expanded fleet;

•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•	risks related to our business strategy, areas of possible expansion or expected capital spending or operating expenses;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of V.Ships Limited, or V.Ships, and V.Ships Greece Ltd., or V.Ships Greece, our technical managers, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;

•	loss of our customers, charters or vessels;

•	damage to our vessels;

•	potential liability from future litigation and incidents involving our vessels;

•	our future operating or financial results;

•	acts of terrorism, other hostilities, pandemics or other calamities (including, without limitation, the worldwide novel coronavirus, or COVID-19, outbreak);

•	risks associated with the length and severity of the ongoing COVID-19 outbreak, including its effects on demand for dry bulk products, crew changes and the transportation thereof;

•	changes in global and regional economic and political conditions;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry;

•	our ability to continue as a going concern; and

•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, including our most recent annual report on Form 20-F.

Should one or more of the foregoing risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable laws. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the “Company”, “we” or “our” include Seanergy Maritime Holdings Corp. and its subsidiaries. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

Operating Results

Factors Affecting our Results of Operations Overview

We are an international shipping company specializing in the worldwide seaborne transportation of dry bulk commodities, primarily iron ore and coal. Upon delivery of the last vessel from a series of six vessels acquired in 2021 and the sale of the oldest vessel in our fleet, the 2001-built M/V Leadership, our fleet will consist of sixteen high-quality Capesize vessels. We are the only pure-play Capesize shipping company publicly listed in the U.S..

Important Measures for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned or chartered-in on a bareboat basis each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are in ballast voyages without having fixed their next employment. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels could actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues and is determined by dividing operating days by ownership days for the relevant period.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Dry-docking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time (period time charter) or for a specific voyage (trip time charter) during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel’s dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Bareboat charter.  A bareboat charter is generally a contract pursuant to which a vessel owner provides its vessel to a charterer for a fixed period of time at a specified daily rate. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company’s vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;

•	voyage charter rates;

•	time charter trip rates;

•	period time charter rates;

•	the nature and duration of our voyage and time charters;

•	vessel repositioning;

•	vessel operating expenses and voyage costs;

•	maintenance and upgrade work;

•	the age, condition and specifications of our vessels;

•	issuance of our common shares and other securities;

•	amount of debt obligations; and

•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into. Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in dry bulk rates. Spot charters also expose vessel owners to the risk of declining dry bulk rates and rising fuel costs in case of voyage charters. Approximately 26% and 34% of our vessels’ operating days were in the spot charter market in the six-month periods ended June 30, 2021 and 2020, respectively.

The novel coronavirus global pandemic has decreased the demand and supply for the raw materials we transport and the rates that we are paid to carry them, and the unpredictable short-term and long-term consequences of this pandemic could adversely affect our business, results of operations, or financial condition.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus first identified in China and its subsequent spread around the world (COVID-19) a global pandemic. The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures and restrictions on travel, as well as labor shortages resulting from the outbreak, have reduced production of goods worldwide and decreased the amount of dry bulk commodities exported and imported worldwide. In addition, the increase in novel coronavirus cases in areas that constitute the main iron ore and coal exporters, such as Brazil, resulted in lower demand for our services, leading to lower revenues, cash flow and profitability. While some economies have re-opened in limited capacities and effective vaccines have already been developed, it is impossible to predict the exact course the virus will take in the future as variants of concern emerge and efforts continue to inoculate greater percentages of the population. As a result, there is continued uncertainty about how governments will respond to further waves of the virus, and how the behavior of our clients will change, if at all. Some experts fear that the economic consequences of the novel coronavirus could cause a recession that outlives the pandemic.

We have thus far been affected by the novel coronavirus pandemic as follows:

•
The pandemic had a negative impact on charter rates and therefore on our voyage revenues. We attribute the decrease in spot market charter rates in 2020 in part to the outbreak of the novel coronavirus and the reduction in demand for iron ore imports due to the disruption of regular inventory cycles.

•
Our vessels have been subject to quarantine checks upon arriving at certain ports. This has functionally limited the amount of cargo that the Company (and its competitors) are able to move because quarantine checks on arriving vessels have caused delays in loading and delivery of cargoes.

•
Due to quarantine restrictions placed on persons and additional procedures using commercial aviation and other forms of public transportation, our crew has had difficulty embarking and disembarking on our ships. This has not thus far materially affected our ability to crew out vessels but has impacted the relevant costs.

The duration and severity of these short-term impacts of the novel coronavirus pandemic are unknown, and additional short-term impacts and long-term consequences are possible. We expect that the novel coronavirus pandemic could affect our business in the following ways, among others:

•
Besides reducing demand for cargo, the novel coronavirus pandemic may functionally reduce the amount of cargo that we and our competitors are able to move because countries worldwide have imposed quarantine checks and hygiene measures on arriving vessels and implementation of remote working arrangements, which have caused delays in loading and delivery of cargoes. It is also possible that our charterers may try to invoke force majeure clauses as a result of such delays or other disruptions. Delays have also been reported at Chinese shipyards for newbuildings, drydocks and other works, in vessel inspections and related certifications by class societies, customers or government agencies, as well as delays and shortages or a lack of access to required spare parts and lack of berths or shortages in labor, which may in turn delay any repairs to, or scheduled or unscheduled maintenance or modifications to, or drydocking of, our vessels.

•
Companies have also taken precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses while some other businesses have been required to close entirely. These restrictions, and future prevention and mitigation measures, are likely to have an adverse impact on global economic conditions, which could materially and adversely affect our future operations. Potential health impact on our employees and on the workforces of our customers and business partners may also bring disruptions to our operations while additional costs related to new regulations, directives or practices implemented in response to the pandemic may adversely affect our business. Employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

•
The pandemic may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees’ well-being while ensuring that their operations continue undisrupted and, at the same time, adapting to new ways of operating. As such, employees required to operate remotely may significantly increase the risk of cybersecurity attacks.

•
In addition, public health threats such as COVID-19, in any area, including areas where we do not operate, could disrupt international transportation, including the imposition of quarantine restrictions placed on travelers. Our crews generally work on a rotation basis, relying exclusively on international air transport for crew changes plan fulfillment. Any such disruptions could impact the cost of rotating our crew further, and possibly impact our ability to maintain a full crew synthesis onboard all our vessels at any given time. Additionally, we are particularly vulnerable to our crew members getting sick, as if even one of our crew members gets sick, local authorities could require us to detain and quarantine the vessel and its crew for an unspecified amount of time, disinfect and fumigate the vessels, or take similar precautions, which would add costs, decrease our utilization, and substantially disrupt our cargo operations. If a vessel’s entire crew fell seriously ill, we may have substantial difficulty operating its vessel and may necessitate extraordinary external aid. Any of these public health threats and related consequences could adversely affect our financial results.

•
Potential shortages or a lack of access to required spare parts for our vessels, increased costs in spare parts logistics and forwarding or potential delays in any repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions.

•	Delays in vessel inspections and related certifications by class societies customers or government agencies.

As such, the pandemic has added and could add further pressure to shipping freight rates, whilst also impacting vessels’ operating expenses. Further depressed rates along with the occurrence or continued occurrence of any of the foregoing events or other epidemics or pandemics or an increase in the severity or duration of the COVID-19 could have a material adverse impact on our business, financial condition, results of operations, cash flows, value of our vessels and ability to pay dividends. Effects of the current pandemic may also in the future result in reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded securities of us, our peers and of listed companies generally. We note that future impacts cannot be reasonably estimated at this time and may take some time to fully materialize.

Results of Operations

Six months ended June 30, 2021 as compared to six months ended June 30, 2020
(In thousands of U.S. Dollars, except for share and per share data)

	Six months ended June 30,		Change
	2021	2020	Amount	%
Revenues:
Vessel revenue, net	48,230	22,381	25,849	115%

Expenses:
Voyage expenses	(10,567)	(10,060)	(507)	5%
Vessel operating expenses	(14,428)	(9,742)	(4,686)	48%
Management fees	(629)	(503)	(126)	25%
General and administrative expenses	(5,296)	(3,145)	(2,151)	68%
Depreciation and amortization	(8,337)	(7,308)	(1,029)	14%
Operating income/(loss)	8,973	(8,377)	17,350	207%
Other expenses:
Interest and finance costs	(8,307)	(11,244)	2,937	(26)%
Other, net	(26)	(8)	(18)	225%
Total other expenses, net:	(8,333)	(11,252)	2,919	(26)%
Net income/(loss)	640	(19,629)	20,269	103%

Net income/(loss) per common share, basic and diluted	0.01	(2.05)
Weighted average number of common shares outstanding, basic	137,590,311	9,588,854
Weighted average number of common shares outstanding, diluted	143,292,880	9,588,854

Vessel Revenue, Net – The increase is attributable to the increase in prevailing charter rates and the acquisition of four new vessels in 2021. Charter rates have been considerably higher during the first half of 2021 compared to the same period in 2020, especially during the second quarter of 2021. Our time charter equivalent rate for the first half of 2021 is 162% higher than that of 2020. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Voyage Expenses – Voyage expenses remained relatively consistent with those of prior period. This is the combined effect of the increase of the number of vessels owned during the first half of 2021 as compared to that of 2020 partly offset by the fact that we employ an increased number of vessels under time charters, under which the charterer bares such costs. Approximately 74% and 66% of our vessels’ operating days were in the time charter market in the six-month periods ended June 30, 2021 and 2020, respectively.

Vessel Operating Expenses – The increase was primarily attributable to the increase in ownership days mainly due to the acquisition of four vessels in the first half of 2021, increased crew expenses due to COVID-19 and the resulting port restrictions which impaired our ability to optimize crew changes, increased spare forwarding costs and increased maintenance costs for our scrubber-fitted vessels relating to the maintenance of the specific equipment. Additionally, we incurred $2 million of pre-delivery expenses in the first half of 2021 related to the acquisition of four vessels. We had 2,155 ownership days for the first six months of 2021 as compared to 1,820 ownership days for the first six months of 2020.

Management Fees – The increase was attributable to the increase in ownership days. We had 2,155 ownership days for the first six months of 2021 as compared to 1,820 ownership days for the first six months of 2020.

General and Administrative Expenses – The increase is mainly attributable to the stock based compensation amortization, a non-cash item, which was $1.9 million in the first six months of 2021 for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $0.6 million in the first six months of 2020. Additionally, certain expenses incurred during the first half of 2021 related to certain resale registration statements filed in conjunction with the financial restructuring completed in the fourth quarter of 2020 amounted to $0.2 million, with no comparable expense in the first half of 2020.

Depreciation and Amortization – The increase was mainly attributable to the increase in ownership days. We had 2,155 ownership days for the first six months of 2021 as compared to 1,820 ownership days for the first six months of 2020. Additionally, scrubber and ballast water treatment system depreciation for the first half of 2021 was $0.8 million compared to $0.7 million in the same period of 2020, and drydocking amortization was $1.4 million for the first half of 2021 and $1.1 million  in the same period of 2020.

Interest and Finance Costs – The decrease was mainly attributable to the reduction in our overall debt in the first quarter through certain prepayments with additional debt being assumed later in the second quarter as well as to the fact that loans with higher borrowing rates were replaced by loans with lower borrowing rates. The weighted average interest rate on our outstanding debt and convertible notes for the six months ended 2021 and 2020 was approximately 5.16% and 6.51%, respectively. Finally, non-cash interest expense of amortization of deferred finance costs and debt discounts for the six-month periods ended June 30, 2021 and 2020 was $2.8 million and $3.1 million, respectively.

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the “Fleet Data” figures, there are no comparable U.S. GAAP measures.

	Six months ended June 30,
Fleet Data:	2021	2020

Ownership days	2,155	1,820
Available days(1)	2,074	1,768
Operating days(2)	2,055	1,764
Fleet utilization	95.4%	96.9%

Average Daily Results:
TCE rate(3)	$18,327	$6,985
Daily Vessel Operating Expenses(4)	$5,766	$5,353

(1)
During the six months ended June 30, 2021, we incurred 81 off-hire days for scheduled dry-dockings. During the six months ended June 30, 2020, we incurred 52 off-hire days for one vessel scrubber installation.

(2)
During the six months ended June 30, 2021, we incurred 19 off-hire days due to other unforeseen circumstances. During the six months ended June 30, 2020, we incurred 4 off-hire days due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

	Six months ended June 30,
	2021	2020
(In thousands of US Dollars, except operating days and TCE rate)

Net revenues from vessels	$48,230	$22,381
Voyage expenses	$(10,567)	$(10,060)
Net operating revenues	$37,663	$12,321
Operating days	2,055	1,764
Daily time charter equivalent rate	$18,327	$6,985

(4)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time periods. Our calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to the daily vessel operating expenses.

	Six months ended June 30,
	2021	2020
(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)

Vessel operating expenses	$14,428	$9,742
Less: Pre-delivery expenses	(2,002)	-
Vessel operating expenses before pre-delivery expenses	$12,426	$9,742
Ownership days	2,155	1,820
Daily Vessel Operating Expenses	$5,766	$5,353

EBITDA and Adjusted EBITDA

	Six months ended June 30,
	2021	2020
EBITDA and Adjusted EBIDTA reconciliation:
Net income/(loss)	$640	$(19,629)
Add: Interest and finance costs, net	8,307	11,244
Add: Depreciation and amortization	8,337	7,308
EBITDA(1)	$17,284	$(1,077)
Add: Stock based compensation	1,931	589
Adjusted EBIDTA	$19,215	$(488)

(1)         Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock based compensation, which the Company believes is not indicative of the ongoing performance of its core operations. EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and other financial institutions, and equity provided by the capital markets. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short- and long-term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

In February 2021, we completed a registered direct offering of 44,150,000 of our common shares to certain unaffiliated institutional investors for aggregate gross proceeds of approximately $75.1 million. The equity offering was priced at $1.70 per share.

As of June 30, 2021, we had cash and cash equivalents of $52.7 million, as compared to $21 million as of December 31, 2020.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of June 30, 2021, we had a working capital surplus of $23.3 million as compared to a deficit of $0.2 million as of December 31, 2020. Our working capital surplus is primarily due to our improved cash reserves discussed above as well as the classification of a vessel as held for sale.

Our short term liquidity commitments, as of June 30, 2021, primarily relate to debt repayments of approximately $32.1 million under our credit facilities and other financial arrangements due by June 30, 2022 and payments of $43.3 million related to the balance of the acquisition price for two vessels which we have agreed to acquire and expect to take delivery in the third quarter of 2021.

As of June 30, 2021, the Company was in compliance with all covenants relating to its loan facilities as at that date.

Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities and convertible notes. Please see “—Description of Indebtedness.” We plan to settle the loan interest and scheduled loan repayments with cash on hand and cash expected to be generated from operations.

As of June 30, 2021, we had total indebtedness under our long-term debt and other financial liabilities of $207.9 million, excluding unamortized financing fees, as compared to $173.3 million as of December 31, 2020. As of June 30, 2021 and December 31, 2020, we had total indebtedness under our convertible notes of $38.7 million.

Cash Flows

	Six months ended June 30,
	2021	2020
Cash Flow Data:
Net cash provided by / (used in) operating activities	$15,037	$(15,612)
Net cash used in investing activities	$(118,058)	$(7,128)
Net cash provided by financing activities	$134,764	$38,589

Six months ended June 30, 2021 as compared to six months ended June 30, 2020

Operating Activities:   Net cash provided by operating activities amounted to $15.0 million for the six-month period ended June 30, 2021, compared to net cash used in operating activities of $15.6 million for the six-month period ended June 30, 2020. The change is attributed to the improved earnings environment in 2021.

Investing Activities: The 2021 cash outflow is related to $100.6 million of payments for the acquisition of four vessels, advance payments of $15.0 million for the acquisition of two vessels that are expected to be completed in July and August of 2021, $1.4 million for payments related to vessel improvements plus $1.0 million increase in term deposits.  The 2020 cash outflow is primarily for payments related to scrubbers and an advance payment of $1.1 million for the acquisition of a vessel that was completed in August 2020.

Financing Activities: The 2021 cash inflow resulted from net proceeds, upon deducting the commissions of placement agents, of $70.1 million from common stock issuance under the February 2021 registered direct offering, $22.5 million net proceeds from Class E warrant exercises, $5.6 million from the exercise by Jelco Delta Holding Corp. (“Jelco”) of 7,986,913 warrants to acquire 7,986,913 common shares at an exercise price of $0.70 in May 2021 and proceeds from debt drawdowns of $104.4 million. The 2021 cash inflow was offset by debt repayments of $66.7 million and $1.1 million of securities offering expenses and loan finance fees payments in respect with the loan amendments. The 2020 cash inflow resulted from gross proceeds, upon deducting the commissions of underwriters and placement agents, of $48.9 million from common stock and warrants issuances. The 2020 cash inflow was offset by debt repayments of $8.9 million and $1.4 million of securities offering expenses and loan finance fees payments in respect with the loan amendments.

Description of Indebtedness

Senior Facilities

Leader Alpha Bank Loan Facility

On March 6, 2015, we entered into a $8.75 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the Leadership, referred to as the Leader Alpha Bank Loan Facility. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with repayments of $0.25 million per quarter followed by a balloon instalment of $2.3 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.75%. The Leader Alpha Bank Loan Facility was secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Leadership, an account pledge agreement, technical and commercial managers’ undertakings and corporate guarantee by the Company. On May 21, 2021, the facility was refinanced in full by the New Alpha Bank Facility.

Hamburg Commercial Bank AG (formerly HSH Nordbank AG) Loan Facility/Settlement Agreement

On June 26, 2020, we entered into a settlement agreement with Hamburg Commercial Bank AG, or HCOB (previously known as HSH Nordbank AG), concerning the $44.4 million senior secured loan facility with HCOB secured by the Geniuship and the Gloriuship, originally entered into on September 1, 2015, as amended and/or supplemented from time to time thereafter (the “HCOB Facility”). Under the terms of the settlement agreement, the $29.1 million outstanding balance under the HCOB Facility was fully and finally settled for $23.5 million and all securities pertaining to the subject facility were irrevocably and unconditionally released.  The settlement resulted into a gain of $5.1 million. On July 15, 2020, the HCOB Facility was refinanced by the new facility provided by certain nominees of Entrust Global secured by the same vessels as described below.

New Entrust Facility

On July 15, 2020, we entered into a $22.5 million secured loan facility with Lucid Agency Services Limited and Lucid Trustee Services Limited as facility agent and security agent, respectively and certain nominees of EnTrust Global as lenders (the “New Entrust Facility”), for the purpose of partly refinancing the settlement amount of $23.5 million under the HCOB Facility. The New Entrust Facility was made available in two tranches, which were fully drawn on July 16, 2020: the first tranche of $6.5 million was used to partly refinance the outstanding indebtedness over the Gloriuship and the second tranche of $16.0 million was used to partly refinance the outstanding indebtedness over the Geniuship. The New Entrust Facility matures on July 16, 2025 and is secured by first priority mortgages over the vessels, general assignments covering earnings, insurances and requisition compensation of each vessel, account pledge agreements concerning the earnings account of each vessel, share pledge agreements concerning each vessel-owning subsidiaries’ shares and relevant technical and commercial managers’ undertakings and corporate guarantee by the Company. In addition, the New Entrust Facility was cross collateralized with the Entrust Loan Facility discussed below which was secured by the Lordship and was prepaid in full on March 5, 2021, further to which all relevant additional securities were discharged. The New Entrust Facility bears fixed interest rate of 10.5% per annum and amortizes through three quarterly instalments of $0.48 million each, followed by 14 quarterly instalments of $0.87 million each, followed by a balloon repayment of $7.5 million due at maturity. Moreover, the New Entrust Facility provides that: (i) the security cover percentage requirement (as defined therein) is equal to 110% for the first 18 months following drawdown, 115% for months 19 – 24 following drawdown, 120% for months 25 – 36 following drawdown and 130% at all times thereafter until maturity. The New Entrust Facility also imposes certain customary operating covenants.

As of June 30, 2021, $21.1 million was outstanding under the New Entrust Facility, excluding the unamortized financing fees.

UniCredit Bank Loan Facility

On September 11, 2015, we entered into a $52.7 million secured loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, the Gladiatorship and the Guardianship, referred to as the UniCredit Loan Facility.

On November 22, 2018, we entered into an amendment and restatement of the UniCredit Loan Facility, following the sale of the Gladiatorship and the Guardianship and the financing of the Fellowship as replacement collateral.

The facility, as amended, restated and/or supplemented from time to time is expiring on December 29, 2022, and amortizes through six consecutive quarterly repayments of $1.2 million each, followed by a balloon instalment of $22.4 million on the maturity date. The applicable interest rate is LIBOR + 3.5% per annum. The facility is secured by first preferred mortgages and general assignments covering earnings, charter parties, insurances and requisition compensation over the Premiership and the Fellowship, account pledge agreements, a charterparty assignment over the Premiership, technical and commercial managers’ undertakings, shares security deeds of the two applicable vessel-owning subsidiaries’ shares and a hedging assignment agreement, and corporate guarantee by the Company.

As of June 30, 2021, $29.6 million was outstanding under the Amended and Restated UniCredit Loan Facility, excluding the unamortized financing fees.

Squire Alpha Bank Loan Facility

On November 4, 2015, we entered into a $33.8 million secured loan facility with Alpha Bank S.A. to partly finance the acquisition of the Squireship, referred to as the Squire Alpha Bank Loan Facility. The facility, as amended and/or supplemented from time to time, was expiring on December 31, 2022, with repayments of $0.9 million per quarter followed by a balloon instalment of $15.0 million on the maturity date. The interest rate of the facility was equal to LIBOR plus a margin of 3.50%. The Squire Alpha Bank Loan Facility was secured by a first preferred mortgage and a general assignment covering earnings, insurances and requisition compensation over the Squireship, a corporate guarantee by Leader Shipping Co., being the vessel-owning subsidiary of the Leadership, a second preferred mortgage over the Leadership, an account pledge agreement, a charterparty assignment over the Squireship, technical and commercial managers’ undertakings, and corporate guarantee by the Company. On May 21, 2021, the facility was refinanced in full by the New Alpha Bank Facility.

ATB Loan Facility

On May 24, 2017, we entered into an up to $18 million term loan facility with Amsterdam Trade Bank N.V., or ATB, to partially finance the acquisition of the Partnership.

On February 13, 2019, we entered into a new loan facility with ATB in order (i) to refinance the existing indebtedness over the Partnership under the loan facility referred above as amended and restated subsequently and (ii) for general working capital purposes, and more specifically, for the financing of installation of open loop scrubber systems on the Squireship and the Premiership. We refer to this facility as the ATB Loan Facility. The borrower under the ATB Loan Facility is the vessel-owning subsidiary of the Partnership, and the facility is guaranteed by the Company.

The facility, as amended and/or supplemented from time to time, bears interest of LIBOR plus a margin of 4.65% and is divided in Tranche A relating to the refinancing of the Partnership and Tranches B and C for the financing of the scrubber systems on the Squireship and the Premiership, respectively. Tranche A is repayable in six consecutive quarterly instalments of $0.2 million each and a balloon payment of $13.2 million on November 26, 2022. Tranche B and C is repayable in five consecutive quarterly instalments of $0.19 million with the last one falling due on August 26, 2022. The facility also imposes certain financial covenants. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 0.85:1.0 until the maturity. In addition, the borrower shall ensure that the minimum required security cover (as defined therein) is 145% until December 31, 2021 (inclusive) and 150% thereafter and until the maturity of the loan.

The ATB Loan Facility is secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Partnership, an earnings account pledge, a shares security deed relating to the shares of the vessel’s owning subsidiary, technical and commercial managers’ undertakings, charterparty assignments, and corporate guarantee by the Company.

As of June 30, 2021, $16.3 million was outstanding under the facility, excluding the unamortized financing fees.

Aegean Baltic Bank S.A. (“ABB”) / ABB Loan Facility

On April 22, 2021, we entered into a $15.5 million senior secured loan facility with ABB divided in two tranches of $7.5 million (“Tranche A”) and $8.0 million (“Tranche B”) to partly finance the acquisition cost of the Goodship and Tradership, respectively. Each tranche bears interest at LIBOR plus a margin 4.0% and is repayable in eighteen consecutive quarterly instalments of $0.2 million each, commencing three months after the drawdown of each tranche, with a final balloon payment of $3.9 million due on October 26, 2025, for Tranche A and $4.4 million due on December 14, 2025, for Tranche B. The borrowers under the facility are the two applicable vessel-owning subsidiaries, and the facility is guaranteed by the Company. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charterparties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers’ undertaking. The facility also imposes certain financing covenants. The Company is required to maintain a corporate leverage ratio, as defined in the loan agreement, that will not be higher than 0.85:1.0 until the maturity. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the total facility outstanding.

As of June 30, 2021, $15.5 million was outstanding under the facility, excluding the unamortized financing fees.

New Alpha Bank Loan Facility

On May 20, 2021, we entered into a $37.45 million secured loan facility with Alpha Bank S.A. for the purpose of refinancing the outstanding indebtedness of the Leadership and Squireship and to partly finance the Lordship. The facility bears interest at LIBOR plus a margin of 3.5% and is repayable in sixteen consecutive quarterly instalments, the first four instalments being $1.5 million each, the next four instalments being $1.25 million each and the next eight quarterly instalments being $0.88 million each, with an interim balloon payment of $4.5 million concurrently with the eighth instalment and a final balloon payment of $14.95 million due on May 21, 2025. The earliest maturity date of the facility could be on December 31, 2024 and the final balloon payment on such date would be $16.7 million. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charterparties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers’ undertaking, and corporate guarantee by the Company. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the total facility outstanding.

As of June 30, 2021, $37.45 million was outstanding under the facility, excluding the unamortized financing fees.

Wilmington Trust Loan Facility/ Entrust Loan Facility

On June 11, 2018, we entered into a $24.5 million loan agreement with certain Blue Ocean maritime lending funds managed by EnTrustPermal. The facility was expiring on June 13, 2023, or on June 13, 2025, subject to certain conditions with a balloon instalment of $15.3 million or $9.5 million due at maturity, assuming a maturity date in June 2023 or in June 2025, respectively. The weighted average all-in interest rate was equal to 11.4% or 11.2% assuming a maturity date in June 2023 or in June 2025, respectively.

The Entrust Loan Facility was secured by a first priority mortgage and a general assignment covering earnings, insurances and requisition compensation over the Lordship, an account pledge agreement, a share pledge agreement concerning the respective vessel-owning subsidiary, technical and commercial managers’ undertakings and a charterparty assignment over the Lordship, and corporate guarantee by the Company.

On March 5, 2021, the Entrust Loan Facility was prepaid in full with cash on hand and all underlying securities were discharged.

Subordinated Facilities

First Jelco Loan Facility

On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below. Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $5.9 million.

On February 22, 2021, the First Jelco Loan Facility was prepaid in full.

Second Jelco Loan Facility

On May 24, 2017, we entered into an up to $16.2 million loan facility with Jelco to partially finance the acquisition of the Partnership. The facility was amended and supplemented on several occasions and along with the other facilities and convertible notes between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below.  Following the restructuring and relevant prepayments, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $4.95 million. On February 22, 2021, the Second Jelco Loan Facility was prepaid by $100,000 by proceeds from the Company’s capital raising activities as provided for in the restructuring agreement. On April 26, 2021, Jelco exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at Jelco’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second Jelco Loan in an amount of $3 million (i.e., an amount equal to the aggregate purchase price of the units).

As of June 30, 2021, $1.85 million was outstanding under the Second Jelco Loan Facility.

Third Jelco Loan Facility

On April 10, 2018, we had entered into a $2.0 million loan facility with Jelco for working capital purposes which was refinanced on March 27, 2019, by the Fourth Jelco Loan Facility, described below. All obligations thereunder were irrevocably and unconditionally discharged pursuant to the deed of release of March 27, 2019.

Fourth Jelco Loan Facility

On March 26, 2019, we entered into a $7.0 million loan facility with Jelco, the proceeds of which were utilized (i) to refinance the $2.0 million outstanding under the Third Jelco Loan Facility and (ii) for general corporate purposes. The facility was amended and supplemented on various occasions and along with the other facilities and convertible notes between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $6.0 million.  On February 22, 2021, the Fourth Jelco Loan Facility was prepaid in full.

Other Financial Liabilities: Sale and Leaseback Agreements

Hanchen Sale and Leaseback

On June 28, 2018, we entered into a $26.5 million sale and leaseback agreement for the Knightship with Hanchen Limited (“Hanchen”). The Company’s wholly-owned subsidiary owing the Knightship, or the Charterer, sold and chartered back the vessel on a bareboat basis for an eight-year period, having a purchase obligation at the end of the eighth year. The Company has continuous options to buy back the Knightship at any time following the second anniversary of the bareboat charter. The bareboat charter is secured by a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a share pledge agreement of the shares of the Charterer, technical and commercial managers’ undertakings and a guarantee from the Company. Of the $26.5 million purchase price, $18.6 million were cash proceeds, $6.6 million were withheld by Hanchen as an upfront charterhire, and an amount of $1.3 million was paid by the Charterer to Hanchen as security of the due observance and performance by the Charterer of its obligations and undertakings as per the sale and leaseback agreement, or the Charterer’s Deposit. The Charterer’s Deposit can be set off against the balloon payment at maturity. The Charterer is required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal minus the amount of the Charterer’s Deposit. The charterhire principal bears interest at LIBOR plus a margin of 4% and is amortizing through twenty consecutive equal quarterly instalments of approximately $0.46 million along with a balloon payment of $5.3 million due on June 29, 2026.

The charterhire principal, as of June 30, 2021, was $14.4 million.

Championship Cargill Sale and Leaseback

On November 7, 2018, we entered into a $23.5 million sale and leaseback agreement for the Championship with Cargill. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The sub-bareboat charter is secured by a guarantee from the Company, an account pledge agreement and technical and commercial managers’ undertakings. The Company is required to maintain an amount of $1.6 million from the $23.5 million proceeds as a performance guarantee, which amount of $1.6 million will be used at the vessel’s repurchase. Moreover, under the subject sale and leaseback agreement, an additional tranche was provided to the Company for an amount of up to $2.75 million for the purpose of financing the cost associated with the acquisition and installation on board the Championship of an open loop scrubber system. The cost of the financing is equivalent to an expected fixed interest rate of 4.71% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $14.05 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than certain threshold prices (as set out in the agreement), the Company will pay to Cargill 20% of the difference between the market price and such threshold price. The charterhire principal will be amortized in twenty-nine monthly instalments averaging approximately $0.22 million each along with a balloon payment of $14.1 million, including the additional scrubber tranche, at maturity on November 7, 2023.

The charterhire principal, as of June 30, 2021, was $20.5 million including the additional scrubber tranche.

Flagship Cargill Sale and Leaseback

On May 11, 2021, we entered into a $20.5 million sale and leaseback agreement with Cargill to partly finance the acquisition of the Flagship. The Company sold and chartered back the vessel from Cargill on a sub-bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. The sub-bareboat charter is secured by a guarantee from the Company, an account pledge agreement and technical and commercial managers’ undertakings. The cost of the financing is equivalent to an implied interest rate of approximately 2% for five years. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at the end of which it has a purchase obligation at $10.0 million. Additionally, at the time of repurchase, if the market value of the vessel is greater than a certain threshold prices (as set out in the agreement), the Company will pay to Cargill 15% of the difference between the market price and such threshold price. The charterhire principal will be amortized in fifty-nine monthly instalments averaging approximately $0.18 million each along with a balloon payment of $10.0 million at maturity on May 10, 2026.

The charterhire principal, as of June 30, 2021, was $20.3 million.

CMB Financial Leasing Co., Ltd. (“CMBFL”) Sale and Leaseback

On June 22, 2021, we entered into a $30.9 million sale and leaseback agreement with CMBFL to partly finance the acquisition of the Hellasship and Patriotship. The Company’s wholly-owned subsidiaries owing the Hellasship and Patriotship, or the Charterers, sold and chartered back the vessels on a bareboat basis for a five-year period. The delivery of the two vessels to CMBFL was concluded on June 28, 2021. The Company has continuous options to buy back the Hellasship and Patriotship at any time following the second anniversary of the bareboat charter. The sub-bareboat charter is secured by a guarantee from the Company, an account pledge agreement and technical and commercial managers’ undertakings. Moreover, the Company is required to maintain a corporate leverage ratio (as defined in the in the additional clauses of the bareboat charter), that will not be higher than 0.85:1.0 until the maturity. The Charterers are required to maintain a value maintenance ratio (as defined in the additional clauses of the bareboat charter) of at least 120% of the charterhire principal. The charterhire principal bears interest at LIBOR plus a margin of 3.50% and will be amortized in twenty consecutive equal quarterly instalments of approximately $0.78 million along with a balloon payment of $15.3 million due on June 28, 2026.

The charterhire principal, as of June 30, 2021, was $30.9 million.

Convertible Notes

First Jelco Note

On March 12, 2015, we issued a $4.0 million convertible note to Jelco, or the First Jelco Note. The First Jelco Note was amended and supplemented on several occasions and along with the other convertible notes and facilities between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $3.8 million.  As of June 30, 2021, $3.8 million remain outstanding under the First Jelco Note.

Second Jelco Note

On September 7, 2015, we issued an up to $6.8 million, revolving convertible note to Jelco, or the Second Jelco Note. The Second Jelco Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $21.2 million.

As of June 30, 2021, $21.2 million was outstanding under the Second Jelco Note.

Third Jelco Note

On September 27, 2017, we issued a $13.75 million convertible note to Jelco, or the Third Jelco Note. The Third Jelco Note was amended and supplemented on various occasions and along with the other convertible notes and facilities between the Company and Jelco, was subject to a comprehensive restructuring that became effective on December 31, 2020 and the key applicable terms are described below.  Following the restructuring, the applicable interest rate was amended to a fixed rate of 5.5% per annum and the outstanding balance at that time was $13.75 million. The Third Jelco Note is secured by a second preferred mortgage and second priority general assignment covering earnings, insurances and requisition compensation over the Partnership and a guarantee from the vessel-owning subsidiary of the Partnership. As of June 30, 2021, $13.75 million was outstanding under the Third Jelco Note.

We may by giving a five business days prior written notice to Jelco at any time, prepay the whole or any part of the three Jelco notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, our obligation to repay the principal amount(s) under the three Jelco notes or any part thereof may be paid in common shares at a conversion price of $1.20 per share. Jelco also has received customary registration rights with respect to any shares to be received upon conversion of the notes.

Emperor has provided a guarantee, dated September 27, 2017, to Jelco for the Company’s obligations under all three notes.

The Jelco Restructuring – Key Applicable Terms

As part of the comprehensive Jelco restructuring on December 31, 2020, the Company entered into an omnibus supplemental agreement, amending, amongst others, each of the loan facilities between the Company and Jelco (the “Jelco Loans”) to reflect the following:

•	the interest rate payable from January 1, 2021 through the maturity date was fixed at 5.5% per annum; and

•	the maturity date was extended to December 31, 2024.

In addition, the Company entered into an omnibus supplemental agreement amending each of the convertible notes between the Company and Jelco (the “Jelco Notes”) to reflect the following:

•	the interest rate was fixed at 5.5% per annum;

•	the maturity date was extended to December 31, 2024;

•	the conversion price was amended to $1.20 per common share; and

•	beneficial ownership limitation of 9.99% of the number of the common shares outstanding immediately after the issuance of common shares upon conversion.

The omnibus supplemental agreements with respect to the Jelco Loans and Notes included the following mandatory prepayment provisions, which will be applied first to prepay the Jelco Loans and, following the full repayment of the Jelco Loans, are to be applied pro rata on each of the Jelco Notes based on the outstanding amount at the time of the prepayment.

•	Jelco’s option to apply the proceeds of any cash exercise of any warrants issued to Jelco in connection with the restructuring, which have an exercise price of $0.70 per common share, as a prepayment.

•
Cash sweep provisions commencing in the fiscal quarter ending March 31, 2021. The Company will make semi-annual prepayments equal to the greater of the Company’s cash balances in excess of $25.0 million or the revenue of the Company’s Capesize fleet attributable to a time charter equivalent rate in excess of $18,000 but not exceeding $21,000.

•	A mandatory prepayment on each of December 31, 2022 and December 31, 2023 of $8.0 million less any prepayments previously made under the cash sweep provisions.

•	A mandatory prepayment of an amount equal to 25% of the net proceeds of any future public offering and any cash exercise of the Company’s outstanding Class E warrants.

•	A cap of $12.0 million on all prepayments (excluding voluntary prepayments) against the Jelco Loans and Notes in any calendar year.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2021 (in thousands of U.S. Dollars):

Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and other financial liabilities	$207,917	$32,102	$93,411	$82,404	$-
Convertible notes	38,715	-	14,150	24,565	-
Interest expense - long-term debt and other financial liabilities	24,778	8,653	11,181	4,944	-
Interest expense - convertible notes	6,336	2,129	3,531	676	-
Vessels acquisitions	43,270	43,270	-	-	-
Office rent	963	143	286	286	248
Total	$321,979	$86,297	$122,559	$112,875	$248

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
As of June 30, 2021 (unaudited) and December 31, 2020
(In thousands of US Dollars, except for share and per share data)

		2021	2020
ASSETS
Current assets:
Cash and cash equivalents	3	52,684	21,011
Term deposits	3	2,600	1,600
Restricted cash	3, 6	610	50
Accounts receivable trade, net	2	390	801
Inventories	4	3,070	4,650
Prepaid expenses		1,507	1,140
Other current assets		764	674
Vessels held for sale	5	11,072	-
Deferred voyage expenses		147	621
Total current assets		72,844	30,547

Fixed assets:
Vessels, net	5	341,791	256,737
Advances for vessels acquisitions and other costs	5	15,034	-
Other fixed assets, net		340	373
Total fixed assets		357,165	257,110

Other non-current assets:
Deposits assets, non-current		1,325	1,325
Deferred charges and other investments, non-current		8,160	4,396
Restricted cash, non-current	3, 6	500	990
Right of use asset – leases	8	749	845
Other non-current assets		31	32
TOTAL ASSETS		440,774	295,245

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt and other financial liabilities, net of deferred finance costs and debt discounts of $1,486 and $995, respectively	6	30,616	19,417
Trade accounts and other payables		8,302	3,707
Accrued liabilities		4,267	2,988
Lease liability	9	131	140
Deferred revenue	2	6,231	4,510
Total current liabilities		49,547	30,762

Non-current liabilities:
Long-term debt and other financial liabilities, net of current portion and deferred finance costs and debt discounts of $2,602 and $2,532, respectively	6	173,213	150,345
Convertible notes, non-current, net of deferred finance costs and debt discounts of $5,397 and $5,839, respectively	7	16,196	14,516
Lease liability, non-current	9	618	705
Deferred revenue, non-current	2	1,336	2,773
Other liabilities, non-current		450	450
Total liabilities		241,360	199,551

Commitments and contingencies	9	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at June 30, 2021 and December 31, 2020; 168,488,240 and 68,314,985 shares issued and outstanding as at June 30, 2021 and December 31, 2020, respectively	10	17	7
Additional paid-in capital	10	593,354	490,284
Accumulated deficit		(393,957)	(394,597)
Total Stockholders’ equity		199,414	95,694
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		440,774	295,245

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
 Unaudited Interim Consolidated Statements of Income/(Loss)
For the six-month periods ended June 30, 2021 and 2020
(In thousands of US Dollars, except for share and per share data)

		2021	2020
Revenues:
Vessel revenues	2	50,023	23,148
Commissions	2	(1,793)	(767)
Vessel revenue, net		48,230	22,381
Expenses:
Voyage expenses	2	(10,567)	(10,060)
Vessel operating expenses		(14,428)	(9,742)
Management fees		(629)	(503)
General and administration expenses		(5,296)	(3,145)
Amortization of deferred dry-docking costs		(1,354)	(1,121)
Depreciation		(6,983)	(6,187)
Operating income/(loss)		8,973	(8,377)
Other income/(expenses), net:
Interest and finance costs	11	(8,363)	(6,472)
Interest and finance costs – related party	11	-	(4,799)
Interest and other income		56	27
Foreign currency exchange losses, net		(26)	(8)
Total other expenses, net		(8,333)	(11,252)
Net income/(loss)		640	(19,629)

Net income/(loss) per common share, basic and diluted	12	0.01	(2.05)

Weighted average common shares outstanding, basic	12	137,590,311	9,588,854
Weighted average common shares outstanding, diluted	12	143,292,880	9,588,854

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2021 and 2020
 (In thousands of US Dollars, except for share data)

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity

Balance, December 31, 2019	1,681,253	-	406,099	(376,241)	29,858
Issuance of common stock (including the exercise of warrants) (Note 10)	28,181,061	3	47,202	-	47,205
Stock based compensation (Note 13)	156,243	-	589	-	589
Net loss	-	-	-	(19,629)	(19,629)
Balance, June 30, 2020	30,018,557	3	453,890	(395,870)	58,023

	Common stock
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	Total stockholders’ equity

Balance, December 31, 2020	68,314,985	7	490,284	(394,597)	95,694
Issuance of common stock (including the exercise of warrants) (Note 10)	96,573,255	10	101,139	-	101,149
Stock based compensation (Note 13)	3,600,000	-	1,931	-	1,931
Net income	-	-	-	640	640
Balance, June 30, 2021	168,488,240	17	593,354	(393,957)	199,414

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Unaudited Interim Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2021 and 2020
(In thousands of US Dollars)

	2021	2020
Net cash provided by/(used in) operating activities	15,037	(15,612)
Cash flows from investing activities:
Vessels’ improvements and acquisitions	(117,058)	-
Deposits assets, non-current	(1,000)	(7,128)
Net cash used in investing activities	(118,058)	(7,128)
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	98,232	48,867
Proceeds from long term debt and other financial liabilities	104,350	-
Repayments of long term debt and other financial liabilities	(66,722)	(8,891)
Payments of financing and stock issuance costs	(1,096)	(1,387)
Net cash provided by financing activities	134,764	38,589
Net increase in cash and cash equivalents and restricted cash	31,743	15,849
Cash and cash equivalents and restricted cash at beginning of period	22,051	14,554
Cash and cash equivalents and restricted cash at end of period	53,794	30,403

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for:
Interest paid	5,160	5,837

Noncash financing activities:
Units issued for repayment of subordinated long term-debt (Note 6)	3,000	-
Repayment of subordinated long term-debt by issuance of units (Note 6)	(3,000)	-
Noncash investing activities:
Vessels’ improvements	(884)	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Seanergy Maritime Holdings Corp. (the “Company” or “Seanergy”) was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece and an office in Hong Kong. The Company provides global transportation solutions in the dry bulk shipping sector through its subsidiaries.

The accompanying unaudited interim consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the “Company” or “Seanergy”).

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These unaudited interim consolidated financial statements have been prepared on the same basis and should be read in conjunction with the financial statements for the year ended December 31, 2020 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2021 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The consolidated balance sheet as of December 31, 2020 has been derived from the audited consolidated financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

a.          Subsidiaries in Consolidation:

Seanergy’s subsidiaries included in these unaudited interim consolidated financial statements as of June 30, 2021:

Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp. (1)(3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co. (1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co. (1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co. (1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co. (1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co. (1)(5)	Marshall Islands	Gladiatorship	September 29, 2015	October 11, 2018
Squire Ocean Navigation Co. (1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd. (1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co. (1)(6)	Liberia	Knightship	December 13, 2016	June 29, 2018
Lord Ocean Navigation Co. (1)	Liberia	Lordship	November 30, 2016	N/A
Partner Shipping Co. Limited (1)	Malta	Partnership	May 31, 2017	N/A
Pembroke Chartering Services Limited (1)(4)(5)	Malta	N/A	N/A	N/A
Martinique International Corp. (1)(5)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp. (1)(5)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (2)(3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	October 15, 2012
Fellow Shipping Co. (1)	Marshall Islands	Fellowship	November 22, 2018	N/A
Champion Marine Co. (1)(6) (Note 6)	Marshall Islands	Championship	N/A	N/A
Good Ocean Navigation Co. (1)	Liberia	Goodship	August 7, 2020	N/A
Flag Marine Co. (1)(6) (Note 6)	Marshall Islands	Flagship	May 6, 2021	May 11, 2021
Hellas Ocean Navigation Co. (1)(6) (Note 6)	Liberia	Hellasship	May 6, 2021	June 28, 2021
Patriot Shipping Co. (1)(6) (Note 6)	Marshall Islands	Patriotship	June 1, 2021	June 28, 2021
Traders Shipping Co. (1)	Marshall Islands	Tradership	June 9, 2021	N/A
World Shipping Co. (1)	Marshall Islands	N/A	N/A	N/A
Friend Ocean Navigation Co. (1)	Liberia	N/A	N/A	N/A

(1)        Subsidiaries wholly owned
(2)        Former vessel-owning subsidiaries owned by Maritime Capital Shipping Limited (or “MCS”)
(3)        Management companies
(4)        Chartering services company
(5)        Dormant companies
(6)        Bareboat charterers

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

2.          Significant Accounting Policies:

A discussion of the Company’s significant accounting policies can be found in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 31, 2021. There have been no material changes to these policies in the six-month period ended June 30, 2021.

Revenue Recognition

Demurrage income for the six-month periods ended June 30, 2021 and 2020 was $222 and $306, respectively.

Despatch expense for the six-month periods ended June 30, 2021 and 2020 was $58 and $71, respectively.

Disaggregation of Revenue

The Company disaggregates its revenue from contracts with customers by the type of charter (time and spot charters). The following table presents the Company’s net trade accounts receivable disaggregated by revenue source as at June 30, 2021 and December 31, 2020:

	June 30,	December 31,
	2021	2020
Accounts receivable trade, net from spot charters	362	801
Accounts receivable trade, net from time charters	28	-
Total	390	801

The current portion of Deferred revenue as of June 30, 2021 was $458 under ASC 606 and $5,773 under ASC 842. The non-current portion of Deferred revenue as of June 30, 2021 relates entirely to ASC 842 and is related to scrubber premiums (i.e. increased daily hire rates provided for by the chartering agreements) for scrubber-fitted vessels. Revenue recognized in 2021 from amounts included in deferred revenue at the beginning of the period was $2,515.

The following table presents the Company’s income statement figures derived from spot charters for the period ended June 30, 2021:

June 30, 2021
Vessel revenues, net of commissions	17,139
Voyage expenses	(9,583)
Total	7,556

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The following table presents the Company’s income statement figures derived from time charters for the period ended June 30, 2021:

June 30, 2021
Vessel revenues, net of commissions	31,091
Voyage expenses	(984)
Total	30,107

Charterers individually accounting for more than 10% of revenues during the six-month periods ended June 30, 2021 and 2020 were:

Customer	2021	2020
A	27%	15%
B	20%	-
C	13%	16%
D	-	14%
E	-	13%
F	-	10%
G	-	10%
Total	60%	78%

The outbreak of the COVID-19 virus has had a negative effect on the global economy and has adversely impacted the international dry-bulk shipping industry into which the Company operates. As the situation continues to evolve, it is difficult to predict the long-term impact of the pandemic on the industry. As a result, many of the Company’s estimates and assumptions, mainly future revenues for unfixed days, carry a higher degree of variability and volatility. The Company is constantly monitoring the developing situation, as well as its charterers’ response to the severe market disruption and is making necessary precautions to address and mitigate, to the extent possible, the impact of COVID-19 to the Company.

Recent Accounting Pronouncements – Not Yet Adopted

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848): Scope. The ASU clarifies that all derivative instruments affected by changes to the interest rates used for discounting, margining or contract price alignment due to reference rate reform are in the scope of ASC 848. As such, entities may apply certain optional expedients in ASC 848 to derivative instruments that do not reference LIBOR or another rate expected to be discontinued as a result of reference rate reform if there is a change to the interest rate used for discounting, margining or contract price alignment. In addition, the ASU clarifies other aspects of the guidance in ASC 848 and provides new guidance on how to address the effects of the cash compensation adjustment that is provided as part of the above change on certain aspects of hedge accounting. The ASU is effective for all entities as of January 7, 2021, allows for retrospective or prospective application with certain conditions, and generally can be applied through December 31, 2022. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). The ASU addresses the diversity in practice in an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (e.g., warrants) that remain equity classified after modification or exchange. Under the guidance, an issuer determines the accounting for the modification or exchange based on whether the transaction was done to issue equity, to issue or modify debt or for other reasons. The ASU is effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but entities need to apply the guidance as of the beginning of the fiscal year that includes the interim period in which they choose to early adopt the guidance. The guidance is applied prospectively to all modifications or exchanges that occur on or after the date of adoption. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

In July 2021, the FASB issued ASU No. 2021-05 Leases (Topic 842): Lessors-Certain Leases with Variable Lease Payments. The ASU amends the lessor lease classification guidance in ASC 842 for leases that include any amount of variable lease payments that are not based on an index or rate. If such a lease meets the criteria in ASC 842-10-25-2 through 25-3 for classification as either a sales-type or direct financing lease, and application of the sales-type or direct financing lease recognition guidance would result in recognition of a selling loss, then the amendments require the lessor to classify the lease as an operating lease. For public business entities that have adopted ASC 842 as of July 19, 2021, the amendments in ASU 2021-05 are effective for fiscal years beginning after Dec 15, 2021 and for interim periods within those fiscal years. The Company is currently evaluating the impact this guidance may have on its consolidated financial statements and related disclosures.

3.	Cash and Cash Equivalents, Restricted Cash and Term Deposits:

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the interim consolidated balance sheets that sum to the total of the same such amounts shown in the interim consolidated statements of cash flows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents	52,684	21,011
Restricted cash	610	50
Restricted cash, non-current	500	990
Total	53,794	22,051

Restricted cash as of June 30, 2021 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 6), $560 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of June 30, of $5,300 as per the Company’s credit facilities covenants, is included in “Cash and cash equivalents” and in “Term deposits”.

Restricted cash as of December 31, 2020 includes $500 of minimum liquidity requirements as per the ATB Loan Facility (Note 6), $490 in a dry-docking reserve account as per the ATB Loan Facility and $50 of restricted deposits pledged as collateral regarding credit cards balances with one of the Company’s financial institutions. Minimum liquidity, not legally restricted, as of December 31, 2020, of $4,500 as per the Company’s credit facilities covenants, calculated as $500 per owned vessel, is included in “Cash and cash equivalents”.

An aggregate amount of $1,600, not legally restricted, as per the Company’s effective sale and leaseback transaction is included in “Term deposits” as of June 30, 2021, expiring in September 2021 (Note 6). In addition, an amount of $1,000, not legally restricted, is included in “Term deposits” as of June 30, 2021, expiring in February 2022.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

4.	Inventories:

The amounts in the accompanying interim unaudited consolidated balance sheets are analyzed as follows:

	June 30, 2021	December 31, 2020
Lubricants	1,282	591
Bunkers	1,788	4,059
Total	3,070	4,650

5.	Vessels, Net:

The amounts in the accompanying interim consolidated balance sheets are analyzed as follows:

	June 30, 2021	December 31, 2020
Cost:
Beginning balance	307,870	292,280
- Additions	102,909	15,590
- Transfer to vessels held for sale	(17,127)	-
Ending balance	393,652	307,870

Accumulated depreciation:
Beginning balance	(51,133)	(38,499)
- Depreciation for the period	(6,950)	(12,634)
- Transfer to vessels held for sale	6,222	-
Ending balance	(51,861)	(51,133)

Net book value	341,791	256,737

On February 12, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Tradership, for a gross purchase price of $17,000. The vessel was delivered to the Company on June 9, 2021. The acquisition of the vessel was financed with cash on hand and through the ABB Loan Facility (Note 6).

On March 10, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Flagship, for a gross purchase price of $28,385. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand and through the sale and leaseback agreement entered into with Cargill International S.A., or Cargill, on May 11, 2021 (Note 6).

On March 11, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Patriotship, for a gross purchase price of $26,600. The vessel was delivered to the Company on June 1, 2021. The acquisition of the vessel was financed with cash on hand and through the sale and leaseback agreement entered into with CMB Financial Leasing Co., Ltd., or CMBFL, on June 22, 2021 (Note 6).

On March 19, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Hellasship, for a gross purchase price of $28,600. The vessel was delivered to the Company on May 6, 2021. The acquisition of the vessel was financed with cash on hand and through the sale and leaseback agreement entered into with CMBFL on June 22, 2021 (Note 6).

During the six-month period ended June 30, 2021, an amount of $2,324 of expenditures were capitalized that concern improvements on vessels performance and meeting environmental standards. The cost of these additions was accounted as major improvement and were capitalized over the vessels’ cost and will be depreciated over the remaining useful life of each vessel. Amounts paid for the additions are included in “Vessels acquisitions and improvements” under “Cash flows from investing activities” in the consolidated statements of cash flows.

As of June 30, 2021, all vessels, except for the Knightship, the Championship, the Flagship, the Hellasship and the Patriotship that are financed through other financial liabilities (sale and leaseback agreements), are mortgaged to secured loans of the Company (Note 6).

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

Advances for Vessels Acquisitions and Other Costs

On May 17, 2021, the Company entered into an agreement with unaffiliated third parties for the purchase of a secondhand Capesize vessel, the Australia Maru to be renamed Worldship, for a gross purchase price of $33,700. The Company expects to finance the vessel acquisition with cash on hand and by a secured loan facility from financial institutions. Delivery of the vessel is expected to take place until the end of the third quarter of 2021. An amount of $10,110 has been paid as advance payment.

On June 22, 2021, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, the Ocean Clarion to be renamed Friendship, for a gross purchase price of $24,600. As of June 30, 2021, an amount of $4,920 was paid as advance payment. The vessel was delivered to the Company on July 27, 2021. The acquisition price was financed with cash on hand, while the Company expects to refinance part of the acquisition cost by a secured loan facility (Note 14).

Vessels Held for Sale

On June 30, 2021, the Company entered into an agreement with an unaffiliated third party for the sale of the Leadership for a gross sale price of $12,600. Delivery of the vessel to her new owners is expected to take place until the end of the third quarter. As of June 30, 2021, the vessel was classified in current assets as “Vessels held for sale” in the Consolidated Balance Sheet, according to the provisions of ASC 360, as all the criteria for this classification were met. The specific vessel was not impaired as of June 30, 2021, since its carrying amount plus unamortized dry-dock costs as at the balance sheet date was lower than its fair value less cost to sell.

6.	Long-Term Debt and Other Financial Liabilities:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2021	December 31, 2020
Long-term debt and other financial liabilities	207,917	173,289
Less: Deferred finance costs and debt discounts	(4,088)	(3,527)
Total	203,829	169,762
Less - current portion	(30,616)	(19,417)
Long-term portion	173,213	150,345

Details of the Company’s secured credit and other financial liabilities are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 annual report on Form 20-F filed with the SEC on March 31, 2021, and are supplemented by the below new activities within the period.

Senior long-term debt

On February 8, 2021, the Company entered into a supplemental agreement to the facility with UniCredit Bank AG. Pursuant to the supplemental agreement: (i) the application of the Leverage Ratio, the ratio of EBITDA to interest payments and the Security Cover Ratio (each term as defined therein) were waived with retrospective effect from June 2020 onwards (January 2020 for the Security Cover Ration only) and for the remaining duration of the facility, (ii) quarterly installments were reduced from $1,550 to $1,200, effective as of the December 2020 installment, (iii) the applicable margin was increased from 3.2% to 3.5% with effect as of December 29, 2020 until the maturity of the facility, and (iv) the maturity of the loan was extended to December 29, 2022 from December 29, 2020 initially.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On February 12, 2021, the Company entered into a supplemental agreement to the facility with Amsterdam Trade Bank N.V., or the ATB Loan Facility. Pursuant to the supplemental agreement: (i) the Leverage Ratio (as defined therein) was amended to 85% from 75% previously, with retrospective effect from June 2020 onwards and for the remaining duration of the facility, (ii) the ratio of EBITDA to interest payments (as defined therein) was waived with retrospective effect from June 2020 onwards and for the remaining duration of the facility and (iii) the minimum required security cover (as defined therein) was amended to (a) 140% until June 30, 2021 (inclusive), (b) 145% until December 31, 2021 (inclusive) and (c) 150% thereafter and until the maturity of the loan on November 26, 2022.

On March 5, 2021, the Company prepaid the full balance of $21,600 of the Entrust Loan Facility. All securities on the Lordship and all securities created to cross-collateralize the Entrust Loan Facility with the New Entrust Facility were irrevocably and unconditionally released. The balance was paid with cash on hand.

On April 22, 2021, the Company entered into a facility agreement with Aegean Baltic Bank Α.Ε. for a $15,500 term loan for the financing of the Goodship and the Tradership, or the ABB Loan Facility. The facility was available in two tranches: (i) Tranche A of $7,500 for the Goodship was drawn down on April 26, 2021 and (ii) Tranche B of $8,000 for the Tradership was drawn down on June 14, 2021. The loan bears interest of LIBOR plus a margin of 4%. Tranche A is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $3,900, payable in October 2025. Tranche B is repayable in 18 quarterly installments of $200 each, with the last installment, together with a balloon installment of $4,400, payable in December 2025. The Company is required to maintain a corporate leverage ratio (as defined therein), that will not be higher than 85% until the maturity. Each borrower is required to maintain minimum liquidity of $300 in its earnings account. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 130% of the aggregate outstanding loan amount.

On May 20, 2021, the Company entered into a facility agreement with Alpha Bank S.A. for a $37,450 term loan for the (i) refinancing of two existing loan facilities with Alpha Bank with an aggregate outstanding of $25,450 secured by the Leadership and the Squireship and (ii) financing of the previously unencumbered Lordship. The loan bears interest of LIBOR plus a margin of 3.5% and the term is four years. The repayment schedule comprises four quarterly installments of $1,500 followed by four quarterly installments of $1,250, an interim balloon of $4,500 payable together with the eighth installment, followed by eight quarterly installments of $875 and a final balloon of $14,950 payable together with the sixteenth installment. Under the terms of the loan agreement each of the borrowers is required to maintain average quarterly minimum liquidity of $500 in its earnings account. In addition, the borrowers shall ensure that the market value of the vessels plus any additional security shall not be less than 125% of the aggregate outstanding loan amount.

Other Financial Liabilities - Sale and Leaseback Transactions

On May 11, 2021, the Company entered into a $20,500 sale and leaseback agreement for the Flagship with Cargill for the purpose of financing part of the acquisition cost of the Flagship. The Company sold and chartered back the vessel from Cargill on a bareboat basis for a five-year period, having a purchase obligation at the end of the fifth year. Under ASC 842-40, the transaction was accounted for as a financial liability. The implied average applicable interest rate is equivalent to 2% per annum. The sale and leaseback agreement does not include any financial covenants or security value maintenance provisions. The Company has continuous options to buy back the vessel during the whole five-year sale and leaseback period at predetermined prices as set forth in the agreement and at the end of such period it has a purchase obligation at $10,000. Additionally, at the time of repurchase, if the market value of the vessel exceeds certain threshold prices, as set forth in the agreement, the Company will pay to Cargill 15% of the difference between the market price and such threshold prices. The Company has concluded that such contingent payment shall not be accrued in the consolidated financial statements, since information available does not indicate that it is probable that a liability has been incurred (i.e., buy back option) as of the latest balance sheet date and cannot be estimated. The charterhire principal amortizes in sixty monthly installments averaging approximately $175 each along with a balloon payment of $10,000, at maturity on May 10, 2026. The charterhire principal as of June 30, 2021, was $20,334.

On June 22, 2021, the Company entered into sale and leaseback agreements for the Hellasship and the Patriotship in the total amount of a $30,900 with CMBFL for the purpose of financing the outstanding acquisition price of both vessels. The Company sold and chartered back the vessels from two affiliates of CMBFL on a bareboat basis for a five-year period. The financings bear interest of LIBOR plus a margin of 3.5%. The Company is required to maintain a corporate leverage ratio, as defined in the sale and leaseback agreements, that will not be higher than 85% until the maturity. Additionally, each bareboat Charterer is required to maintain minimum liquidity of $550 in its earnings account. The bareboat charterers are also required to maintain a value maintenance ratio of at least 120% of the charterhire principals. The Company has the option to buy back the vessels between the end of the second year until the end of the fifth year at predetermined prices as defined in the agreement. Under ASC 842-40, the transaction was accounted for as a financial liability. The charterhire principal amortizes in twenty quarterly installments of $780 each along with a balloon payment of $15,300, at maturity on June 28, 2026. The charterhire principal as of June 30, 2021, was $30,900.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

All of the Company’s secured facilities (i.e., long-term debt and other financial liabilities) bear either floating interest at LIBOR plus a margin or fixed interest.

Certain of the Company’s long-term debt and other financial liabilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum borrower’s liquidity;
•	a minimum guarantor’s liquidity;
•	a security coverage requirement; and
•	a leverage ratio.

As of June 30, 2021, the Company was in compliance with all covenants relating to its loan facilities as at that date.

As of June 30, 2021, ten of the Company’s owned vessels, having a net carrying value of $201,211, were subject to first and second priority mortgages as collaterals to their long-term debt facilities. In addition, the Company’s five bareboat chartered vessels, having a net carrying value of $140,580 as of June 30, 2021, have been financed through sale and leaseback agreements.

Subordinated long-term debt

The Company refers to the First Jelco Loan, the Second Jelco Loan and the Fourth Jelco Loan (all mentioned below) as the “Jelco Loans”.

First Jelco Loan originally entered into on October 4, 2016

In February 2021, the Company fully repaid the outstanding balance of $5,900 of the First Jelco Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10), pursuant to the mandatory prepayment terms of the Securities Purchase Agreement and Omnibus Supplemental Agreements entered into with Jelco Delta Holding Corp., or Jelco, in December 2020.

Second Jelco Loan originally entered into on May 24, 2017

In February 2021, the Company prepaid $100 of the outstanding balance of the Second Jelco Loan, using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10). On April 26, 2021, Jelco exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at Jelco’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second Jelco Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 10). The issuance of units to Jelco and associated reduction in debt balance took place on May 6, 2021. On the same date, the unamortized costs of $424 related to the amount of $3,000 that was converted into 4,285,714 Units were fully amortized. As of June 30, 2021, an amount of $1,850, gross of deferred financing costs of $161, was outstanding under the Second Jelco Loan.

Fourth Jelco Loan originally entered into on March 26, 2019

In February 2021, the Company fully repaid the outstanding balance of $6,000 of the Fourth Jelco Loan using proceeds from (i) Class E warrants exercises during 2021 (Note 10) and (ii) its February 2021 registered direct offering (Note 10), pursuant to the mandatory prepayment terms of the Securities Purchase Agreement and Omnibus Supplemental Agreements entered into with Jelco in December 2020.

The annual principal payments required to be made after June 30, 2021 for all long-term debt and other financial liabilities, are as follows:

Twelve month periods ending June 30,	Amount
2022	32,102
2023	63,205
2024	30,206
2025	27,354
Thereafter	55,050
Total	207,917

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

7.	Convertible Notes:

Details of the Company’s convertible notes issued to Jelco are discussed in Note 8 of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 annual report on Form 20-F filed with the SEC on March 31, 2021.

The Company refers to the First Jelco Note, the Second Jelco Note and the Third Jelco Note (mentioned below) as the “Jelco Notes”.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2021	December 31, 2020
Convertible notes	38,715	38,715
Less: beneficial conversion feature	(17,122)	(18,360)
Convertible notes, net of beneficial conversion feature	21,593	20,355
Less: Deferred financing costs and debt discounts	(5,397)	(5,839)
Total	16,196	14,516
Less - current portion	-	-
Long-term portion	16,196	14,516

March 12, 2015 - $4,000 Convertible Note (First Jelco Note)

As of June 30, 2021, $3,800 was outstanding under the First Jelco Note.

September 27, 2017 - $13,750 Convertible Note (Third Jelco Note)

As of June 30, 2021, $13,750 was outstanding under the Third Jelco Note.

The debt movement of the First and Third Jelco Notes is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2019	17,750	(14,389)	5,801	9,162
Amortization (Note 11)	-	-	1,283	1,283
Balance, June 30, 2020	17,750	(14,389)	7,084	10,445
Amortization (Note 11)	-	-	1,586	1,586
Balance, December 31, 2020	17,750	(14,389)	8,670	12,031
Amortization (Note 11)	-	-	474	474
Balance, June 30, 2021	17,750	(14,389)	9,144	12,505

The equity movement of the First and Third Jelco Notes is presented below:

Additional paid-in capital
Balance, December 31, 2019	14,189
Balance, June 30, 2020	14,189
Balance, December 31, 2020	14,189
Balance, June 30, 2021	14,189

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

September 7, 2015 - $21,165 Revolving Convertible Note (Second Jelco Note)

As of June 30, 2021, $21,165 was outstanding under the Second Jelco Note.

The debt movement of the Second Jelco Note is presented below:

	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2019	24,665	(21,165)	5,675	5,675
Deductions	(3,500)	-	-	-
Amortization (Note 11)	-	-	1,133	1,133
Balance, June 30, 2020	21,165	(21,165)	6,808	6,808
Amortization	-	-	1,516	1,516
Balance, December 31, 2020	21,165	(21,165)	8,324	8,324
Amortization (Note 11)	-	-	764	764
Balance, June 30, 2021	21,165	(21,165)	9,088	9,088

The equity movement of the Second Jelco Note is presented below:

Additional paid-in capital
Balance, December 31, 2019	21,165
Balance, June 30, 2020	21,165
Balance, December 31, 2020	21,165
Balance, June 30, 2021	21,165

The Company may, by giving five business days prior written notice to Jelco at any time, prepay the whole or any part of the Jelco Notes in cash or, subject to Jelco’s prior written agreement on the price per share, in a number of fully paid and nonassessable shares of the Company equal to the amount of the note(s) being prepaid divided by the agreed price per share. At Jelco’s option, the Company’s obligation to repay the principal amount(s) under the Jelco Notes or any part thereof may be paid in common shares at a conversion price of $1.20 per share. Jelco has also received customary registration rights with respect to any shares to be received upon conversion of the Jelco Notes.

The annual principal payments required to be made after June 30, 2021, are as follows:

Twelve month periods ending June 30,	Amount
2022	-
2023	6,150
2024	8,000
2025	24,565
Thereafter	-
Total	38,715

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
8.	Financial Instruments:

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(a)        Significant Risks and Uncertainties, including Business and Credit Concentration

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

(b)        Fair Value of Financial Instruments

The fair values of the financial instruments shown in the consolidated balance sheets as of June 30, 2021 and December 31, 2020, represent management’s best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date.

Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt and other financial liabilities: The carrying value of long-term debt and other financial liabilities with variable interest rates approximates the fair market value as the long-term debt and other financial liabilities bear interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of June 30, 2021, and the carrying value of $22,921 is 2.7% lower than the fair market value of $23,539. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

9.	Commitments and Contingencies:

Contingencies

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. As of June 30, 2021, management is not aware of any material claims or contingent liabilities, which have not been disclosed, or for which a provision has not been established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. As of June 30, 2021, management was not aware of any such claims or contingent liabilities that should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

Commitments

The Company operates certain of its vessels under lease agreements. Time charters typically may provide for charterers’ options to extend the lease terms and termination clauses. The Company’s time charters range from 10 to 60 months and extension periods vary from 11 to 27 months. In addition, the time charters contain termination clauses which protect either the Company or the charterers from material adverse events. Variable lease payments in the Company’s time charters vary based on changes on freight market index. The Company has the option to convert some of these variable lease payments to fixed based on the prevailing Capesize forward freight agreement rates.

The following table sets forth the Company’s future minimum contractual charter revenue based on vessels committed to non-cancelable time charter contracts as at June 30, 2021, using the initial charter rates for index-linked time charters (these amounts do not include any assumed off-hire):

Twelve month periods ending June 30,	Amount
2022	108,402
2023	31,183
2024	17,201
2025	15,056
2026	12,911
Total	184,753

In April 2018, the Company moved into its new office spaces under a five-year lease term, with a Company’s option to extend the lease term for another five-year term. On September 16, 2020, the lease term was amended, whereby the lease term was set for ten years (i.e., April 2028), with a Company’s option to extend the lease term for two consecutive five-year terms thereafter. The monthly rent was Euro 13,000 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.1884 as of June 30, 2021) until the September 2020 renewal, and was amended to a constant Euro 12,747 (or $15 based on the Euro/U.S. dollar exchange rate of €1.0000: $1.1884 as of June 30, 2021) thereafter. The monthly rent was adjusted annually by one percent for inflation until the September 2020 renewal. Under ASC 842, the lease is classified as an operating lease and a lease liability and right-of-use asset based on the present value of future minimum lease payments have been recognized on the balance sheet. The monthly rent expense is recorded in general and administration expenses. The rent expense for the periods ended June 30, 2021 and 2020 was $91 and $80, respectively.

The following table sets forth the Company’s undiscounted office rental obligations as at June 30, 2021:

Twelve month periods ending June 30,	Amount
2022	143
2023	143
2024	143
2025	143
Thereafter	391
Total	963
Less: imputed interest	(214)
Present value of lease liabilities	749

Lease liabilities, current	131
Lease liabilities, non-current	618
Present value of lease liabilities	749

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

10.	Capital Structure:

Details of the Company’s common stock and warrants are discussed in Note 11 of the consolidated financial statements for the year ended December 31, 2020, included in the Company’s 2020 annual report on Form 20-F filed with the SEC on March 31, 2021 and are supplemented by the below new activities into the six-month period.

(a)	Common Stock

i)	NASDAQ Notification – Effect of Reverse Stock Split

On February 11, 2021, the Company received written notification from the Nasdaq Stock Market that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s common stock.

ii)	Equity Offerings

On February 19, 2021, the Company sold 44,150,000 common shares under a registered direct offering at a price of $1.70 per common share, in exchange for gross proceeds of $75,055, or net proceeds of approximately $69,971.

(b)	Warrants

On December 31, 2020, the Company agreed to issue to Jelco (i) 7,986,913 warrants to purchase one common share at an exercise price of $0.70 and (ii) 955,730 pre-funded warrants with an exercise price of $0.0001 in lieu of such common shares as part of the December 2020 Jelco restructuring. The 7,986,913 warrants were issued on January 8, 2021 and expire in January 2026. On March 24, 2021, the Company issued 955,730 common shares to Jelco, following Jelco’s exercise of its pre-funded warrants. On April 26, 2021, Jelco exercised its option to purchase 4,285,714 additional Units (with each unit consisting of one common share of the Company, or, at Jelco’s option, one pre-funded warrant in lieu of such common share, and one warrant to purchase one common share at an exercise price of $0.70) at a price of $0.70 per Unit in exchange for the settlement of principal under the Second Jelco Loan in an amount of $3,000 (i.e., an amount equal to the aggregate purchase price of the units) (Note 6). The issuance of shares to Jelco and associated reduction in debt balance took place on May 6, 2021 (Note 6). The 4,285,714 warrants were issued on May 6, 2021 and expire in May 2026. On May 12, 2021, Jelco exercised 7,986,913 warrants to purchase 7,986,913 common shares at an exercise price of $0.70. The Company received the funds of $5,591 on May 14, 2021 and the shares were issued to Jelco on May 19, 2021.

During the six-month period ended June 30, 2021, 32,163,715 shares were issued from Class E warrants’ exercises, for proceeds of $22,515. 8,732,713 Class E warrants remain outstanding.

All warrants are classified in equity, according to the Company’s significant accounting policy.

As of June 30, 2021, the number of common shares that can potentially be issued under each outstanding warrant are:

Warrant	Shares to be issued upon exercise of remaining warrants
Class A	47,916
Class B	415,845
Class D	273,046
Class E	8,732,713
Jelco Warrants	4,285,714
Representative Warrants	123,406
Total	13,878,640

The Class A Warrants and Class B Warrants are listed on the Nasdaq Capital Market under the symbols “SHIPW” and “SHIPZ”, respectively.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

11.	Interest and Finance Costs:

Interest and finance costs are analyzed as follows:

	June 30,
	2021	2020
Interest on long-term debt and other financial liabilities	4,026	5,774
Convertible notes interest expense	1,071	-
Amortization of deferred finance fees and debt discounts	1,702	349
Amortization of deferred finance fees and debt discounts (shares issued to third party - non-cash)	174	184
Convertible notes amortization of deferred finance fees and debt discount (non-cash)	1,238	-
Other	152	165
Total	8,363	6,472

Interest and finance costs-related party are analyzed as follows:

	June 30,
	2021	2020
Interest expense long term debt related party	-	944
Convertible notes interest expense	-	1,321
Convertible notes amortization of deferred finance fees and debt discount (non-cash)	-	2,416
Amortization of deferred finance fees and debt discounts (shares issued to related party - non-cash)	-	118
Total	-	4,799

12.	Earnings/(Loss) per Share:

The calculation of net income/(loss) per common share is summarized below:

	June 30,
	2021	2020
Basic:
Net income/(loss)	640	(19,629)

Weighted average common shares outstanding – basic	137,590,311	9,588,854
Net income/(loss) per common share – basic	$0.01	$(2.05)

Diluted:
Net income/(loss)	640	(19,629)

Weighted average common shares outstanding – basic	137,590,311	9,588,854
Warrants	4,857,844	-
Non-vested equity incentive shares	844,725	-
Weighted average common shares outstanding – diluted	143,292,880	9,588,854
Net income/(loss) per common share – diluted	$0.01	$(2.05)

As of June 30, 2021, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are any incremental shares of unexercised warrants that are out-of-the money as of the reporting date (Note 10), calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible notes (Note 7) calculated with the if-converted method. As of June 30, 2020, securities that could potentially dilute basic LPS in the future that were not included in the computation of diluted LPS, because to do so would have anti-dilutive effect, were any incremental shares of non-vested equity incentive plan shares (Note 13) and of unexercised warrants (Note 10), both calculated with the treasury stock method, as well as shares assumed to be converted with respect to the convertible  notes (Note 7) calculated with the if-converted method.

Seanergy Maritime Holdings Corp.
Notes To The Unaudited Interim Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

13.	Equity Incentive Plan:

On January 18, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 4,000,000 shares. The same date, the Compensation Committee granted an aggregate of 3,600,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 3,600,000 shares issued, 1,400,000 shares were granted to the non-executive members of the board of directors, 950,000 were granted to the executive officers, 1,100,000 shares were granted to certain of the Company’s non-executive employees and 150,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee. The fair value of each share on the grant date was $0.81. All the shares will vest in equal tranches on each of the grant date, October 1, 2021 and October 1, 2022. The related expense for shares granted to the Company’s board of directors and certain of its employees for the six-month periods ended June 30, 2021 and 2020, amounted to $1,850 and $578, respectively, and is included under general and administration expenses. The related expense for shares granted to non-employees for the six-month periods ended June 30, 2021 and 2020, amounted to $81 and $11, respectively, and is included under voyage expenses.

The unrecognized cost for the non-vested shares granted to the Company’s Board of Directors and certain of its employees as of June 30, 2021 and December 31, 2020 amounted to $1,063 and $119, respectively. On June 30, 2021, the weighted-average period over which the total compensation cost related to non-vested awards granted to the Company’s board of directors and its other employees not yet recognized is expected to be recognized is 1.5 years.

14.	Subsequent Events

In July 2021, the Company obtained a commitment letter from Alpha Bank S.A. for a loan facility of up to $13,000, in order to finance part of the acquisition cost of the 2009-built Capesize Friendship. The interest rate is LIBOR plus 3.25% p.a., and the term of the loan is four years. The facility will be repaid through four quarterly installments of $700 followed by twelve quarterly installments of $375 and a balloon of $5,700 payable together with the last installment. The new loan facility will be structured as an additional loan tranche in the existing Alpha Bank facility secured by the Lordship, the Squireship and the Leadership.

In July 2021, the Company took delivery of the 176,952 dwt Capesize bulk carrier, built in 2009 in Japan, which was renamed Friendship (Note 5). The acquisition of the vessel was financed with cash on hand.

On August 2, 2021, the Company’s Equity Incentive Plan was amended and restated to increase the aggregate number of shares of the common stock reserved for issuance under the Plan to 3,500,000 shares. The same date, the Compensation Committee granted an aggregate of 3,100,000 restricted shares of common stock pursuant to the Equity Incentive Plan. Of the total 3,100,000 shares issued, 1,300,000 shares were granted to the non-executive members of the board of directors, 885,000 were granted to the executive officers, 790,000 shares were granted to certain of the Company’s non-executive employees and 125,000 shares were granted to the sole director of the Company’s commercial manager, a non-employee and another non-employee. The fair value of each share on the grant date was $1.02. All the shares will vest in equal tranches on each of the grant date, October 1, 2021 and October 1, 2022.